SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nyxoah SA

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

B6S7WD106

(CUSIP number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B6S7WD106	13G	Page 2 of 11

1.	Names of Reporting Persons Cooperatieve Gilde Healthcare III Sub-Holding U.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,576,911
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,576,911

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,576,911
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.12%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. B6S7WD106	13G	Page 3 of 11

1.	Names of Reporting Persons Cooperatieve Gilde Healthcare III Sub-Holding 2 U.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,576,911
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,576,911

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,576,911
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.12%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. B6S7WD106	13G	Page 4 of 11

1.	Names of Reporting Persons Gilde Healthcare III Management B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,153,822
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,153,822

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,153,822
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.24%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. B6S7WD106	13G	Page 5 of 11

1.	Names of Reporting Persons Gilde Healthcare Holding B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,153,822
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,153,822

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,153,822
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.24%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. B6S7WD106	13G	Page 6 of 11

1.	Names of Reporting Persons Edwin de Graaf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,153,822
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,153,822

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,153,822
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.24%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. B6S7WD106	13G	Page 7 of 11

1.	Names of Reporting Persons Martemanshurk BV (100% owned by Pieter van der Meer)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,153,822
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,153,822

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,153,822
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.24%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. B6S7WD106	13G	Page 8 of 11

Item 1(a).	Name of Issuer:

Nyxoah SA (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

Item 2(a).	Name of Person Filing:

Cooperatieve Gilde Healthcare III Sub-Holding U.A.

Cooperatieve Gilde Healthcare III Sub-Holding 2 U.A.

Gilde Healthcare III Management B.V.

Gilde Healthcare Holding B.V.

Edwin de Graaf

Martemanshurk BV (100% owned by Pieter van der Meer)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Gilde Healthcare Partners BV

Newtonlaan 91

3584 BP Utrecht

The Netherlands

Item 2(c).	Citizenship:

Each of the reporting persons is organized and based in the Netherlands.

Item 2(d).	Title of Class of Securities:

This Statement refers to the Ordinary Shares of the Issuer.

Item 2(e).	CUSIP No.:

B6S7WD106

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

Cooperatieve Gilde Healthcare III Sub-Holding U.A.	1,576,911 shares
Cooperatieve Gilde Healthcare III Sub-Holding 2 U.A.	1,576,911 shares
Gilde Healthcare III Management B.V.	3,153,822 shares
Gilde Healthcare Holding B.V.	3,153,822 shares
Edwin de Graaf	3,153,822 shares
Martemanshurk BV (100% owned by Pieter van der Meer)	3,153,822 shares

1,576,911 shares are held of record by Cooperatieve Gilde Healthcare III Sub-Holding U.A. and 1,576,911 shares are held of record by Cooperatieve Gilde Healthcare III Sub-Holding 2 U.A. Gilde Healthcare III Management B.V. is the manager of Cooperatieve Gilde Healthcare III Sub-Holding U.A. and Cooperatieve Gilde Healthcare III Sub-Holding 2 U.A. and may be

CUSIP No. B6S7WD106	13G	Page 9 of 11

deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare III Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Edwin de Graaf and Martemanshurk BV (of which Pieter van der Meer is the owner and manager). Gilde Healthcare III Management B.V. disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

Each of Messrs. de Graaf and van der Meer and Martemanshurk BV each disclaim beneficial ownership of the shares except to the extent of his or its pecuniary interest therein.

(b)	Percent of class:

Cooperatieve Gilde Healthcare III Sub-Holding U.A.	6.12%
Cooperatieve Gilde Healthcare III Sub-Holding 2 U.A.	6.12%
Gilde Healthcare III Management B.V.	12.24%
Gilde Healthcare Holding B.V.	12.24%
Edwin de Graaf	12.24%
Martemanshurk BV (100% owned by Pieter van der Meer)	12.24%

These percentages are based on 25,772,359 ordinary shares (“Ordinary Shares”) of Nyxoah S.A. (the “Issuer”) stated to be outstanding in the Issuer’s Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on November 29, 2021.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Cooperatieve Gilde Healthcare III Sub-Holding U.A.	0	shares
Cooperatieve Gilde Healthcare III Sub-Holding 2 U.A.	0	shares
Gilde Healthcare III Management B.V.	0	shares
Gilde Healthcare Holding B.V.	0	shares
Edwin de Graaf	0	shares
Martemanshurk BV (100% owned by Pieter van der Meer)	0	shares

(ii) Shared power to vote or to direct the vote:

Cooperatieve Gilde Healthcare III Sub-Holding U.A.	1,576,911 shares
Cooperatieve Gilde Healthcare III Sub-Holding 2 U.A.	1,576,911 shares
Gilde Healthcare III Management B.V.	3,153,822 shares
Gilde Healthcare Holding B.V.	3,153,822 shares
Edwin de Graaf	3,153,822 shares
Martemanshurk BV (100% owned by Pieter van der Meer)	3,153,822 shares

(iii) Sole power to dispose or to direct the disposition of:

Cooperatieve Gilde Healthcare III Sub-Holding U.A.	0	shares
Cooperatieve Gilde Healthcare III Sub-Holding 2 U.A.	0	shares
Gilde Healthcare III Management B.V.	0	shares
Gilde Healthcare Holding B.V.	0	shares
Edwin de Graaf	0	shares
Martemanshurk BV (100% owned by Pieter van der Meer)	0	shares

(iv) Shared power to dispose or to direct the disposition of:

Cooperatieve Gilde Healthcare III Sub-Holding U.A.	1,576,911 shares
Cooperatieve Gilde Healthcare III Sub-Holding 2 U.A.	1,576,911 shares

CUSIP No. B6S7WD106	13G	Page 10 of 11

Gilde Healthcare III Management B.V.	3,153,822 shares
Gilde Healthcare Holding B.V.	3,153,822 shares
Edwin de Graaf	3,153,822 shares
Martemanshurk BV (100% owned by Pieter van der Meer)	3,153,822 shares

Item 5.	Ownership of 5 Percent or Less of a Class

  Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

    Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

  See Item 4(a) above.

Item 8.	Identification and Classification of Members of the Group

  Not applicable.

Item 9.	Notice of Dissolution of Group

  Not applicable.

Item 10.	Certifications

  Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. B6S7WD106	13G	Page 11 of 11

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: February 10, 2022	By:	COOPERATIEVE GILDE HEALTHCARE III SUB-HOLDING U.A. By: GILDE HEALTHCARE III MANAGEMENT B.V. Its: Manager /s/ Edwin de Graaf
Name: Edwin de Graaf
Title: Managing Director

	By:	COOPERATIEVE GILDE HEALTHCARE III SUB-HOLDING 2 U.A. By: GILDE HEALTHCARE III MANAGEMENT B.V. Its: Manager /s/ Edwin de Graaf
Name: Edwin de Graaf
Title: Managing Director

	By:	GILDE HEALTHCARE III MANAGEMENT B.V. /s/ Edwin de Graaf
Name: Edwin de Graaf
Title: Managing Director

	By:	GILDE HEALTHCARE HOLDING B.V. /s/ Edwin de Graaf
Name: Edwin de Graaf
Title: Managing Director

	By:	/s/ Edwin de Graaf
Edwin de Graaf

MARTEMANSHURK BV

	By:	/s/ Pieter van der Meer
Name: Pieter van der Meer
Title: Managing Partner